

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2010

By U.S. Mail and Facsimile to: (415) 391-7123

Jeffrey B. Van Horn
Chief Financial Officer
KKR Financial Holdings LLC
555 California Street, 50th Floor
San Francisco, CA 94104

      Re: **KKR Financial Holdings LLC**
            Form 8-K filed on May 3, 2010
            File No. 001-33437

Dear Mr. Van Horn:

      We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Michael R. Clampitt
               Senior Attorney Advisor